Exhibit 1.01

Imation Corp.

2000 Stock Incentive Plan, as Amended February 6, 2003

Amendment to Stock Option Agreement

     This STOCK OPTION AGREEMENT AMENDMENT effective as of February 1, 2005, is entered into between Imation Corp., a Delaware corporation (the “Company”), and Bruce A. Henderson, an employee of the Company (the “Participant”), pursuant to and subject to the terms and conditions of the Imation Corp. 2000 Stock Incentive Plan, as Amended February 6, 2003 (the “Plan”).

     WHEREAS, pursuant to a certain Stock Option Agreement effective as of May 13, 2004 (the “Agreement”), the Company granted to the Participant under the Plan the right and option (the “Option”) to purchase from the Company shares of the Company’s common stock, par value $.01 per share, on the terms and conditions set forth in the Agreement.

     WHEREAS, the Agreement provides that the Option will become exercisable upon the achievement of certain performance objectives.

     WHEREAS, pursuant to Sections 3(d) and 7(b) of the Plan, the Compensation Committee has authority to amend the terms and conditions of the Agreement and the Committee has determined to amend the Agreement to modify the performance objectives set forth therein.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Participant hereby agree to amend the Agreement as follows:

1.	Subsection (a) of Section 4 of the Agreement is hereby amended in its entirety to read as follows:

     “(a)100,000 shares of the Option may be exercised at any time on or after May 13, 2008, and prior to the end of the Option Period set forth in Section 3 hereof, if the Company achieves a ten percent (10%) or greater compounded average annual growth in operating income for the period beginning on January 1, 2005 and ending on December 31, 2007, as compared to the December 31, 2004 full fiscal year operating income before deducting restructuring and other special items (i.e., $79.1 million); provided, however, if it is determined after December 31, 2007 that the Company did not achieve this objective, the Option to purchase 100,000 shares shall be deemed to have expired on December 31, 2007; and”

2.	No other terms or conditions of the Agreement are amended hereby, and all such terms and conditions of the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the Company and the Participant have executed this Stock Option Agreement Amendment as of the date and year first written above.

IMATION CORP.

By:

Name:

Title:

PARTICIPANT

Bruce A. Henderson